CNIT SIGNS $2 MILLION CLOUD-BASED AD TERMINAL CONTRACT FOR SHENZHEN

SHENZHEN, China, May 30, 2017 - China Information Technology, Inc. (Nasdaq:CNIT), a provider of cloud-app technologies for Internet-of-Things (IoT) platforms and internet-based ad distribution and ad screen sharing systems in China, today said it has entered into contract with an advertising agency in Shenzhen for the sale of 7,000 CNIT cloud-based elevator ad terminals to be installed in that city by year-end.

The contract, signed with Shenzhen Taoping New-Media Limited (“Shenzhen Taoping”), is expected to generate 2017 sales and service revenue to CNIT of about $2 million.

The controlling shareholder of Shenzhen Taoping is CNIT chairman and CEO Mr. Jianghuai Lin. The transaction with Shenzhen Taoping was approved by the Audit Committee of the Board of Directors of CNIT.

Today’s news follows a May 22 release announcing CNIT’s $1.5 million sale of 5,000 ad terminals to be installed this year in Shanghai. As was the case with that contract, said the company, the new sale of 7,000 terminals is expected to generate additional revenue from customers’ use of Yunfa Net (www.cnitiot.com), CNIT’s cloud-based system allowing an advertiser to create reduced-cost ads on a PC or mobile app, transmit these ads to the ad terminals of their choice and receive feedback from the terminals on how viewers are responding to the ads.

Purchasers of CNIT’s ad terminals are also invited to subscribe to Yunti Guard, the company’s IoT safety solution comprising a series of state-of-the-art features not previously available in a single elevator maintenance system.

“We are very pleased to complete these two new sales agreements in Shanghai and Shenzhen for 12,000 of our elevator ad terminals,” said Mr. Lin. “These contracts are a major step toward reaching and possibly exceeding our recent estimate to sell a minimum of 60,000 cloud-based ad terminals this year.”

Revenue on sales of 60,000 cloud-based ad terminals would amount to at least $17.5 million, confirmed CNIT.

CNIT had total revenue in 2016 of $10.2 million.

“With our current rate of progress in mind, we are maintaining our previously stated guidance that CNIT will produce break-even status or moderate profitability in the second half of this year," said Mr. Lin.

About China Information Technology, Inc.
China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

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This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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